UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 56967/December 14, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12887

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In the Matter of   :
                                                         :
AMES DEPARTMENT STORES, INC.,   :   ORDER MAKING FINDINGS
BRADLEES, INC.,   :   AND IMPOSING REMEDIAL
CALDOR CORP.,   :   SANCTIONS BY DEFAULT AS
HOMEPLACE OF AMERICA, INC., and   :   TO FOUR RESPONDENTS
STUARTS DEPARTMENT STORES, INC.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on November 7, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The record demonstrates that the Commission attempted to deliver the OIP to each Respondent in a manner that complies with Rule 141(a)(2)(ii) of the Commission's Rules of Practice.

        The Commission accepted an Offer of Settlement from Ames Department Stores, Inc., on December 5, 2007. The time for filing Answers has expired as to the other four Respondents, and no Answers have been received. I then ordered these four Respondents to show cause why the proceeding should not be resolved against them and why the registrations of their respective registered securities should not be revoked. The time for replying to the Order to Show Cause has expired and no replies have been received. Accordingly, these four Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule 155(a), I find the following allegations of the OIP to be true as to the defaulting Respondents.

        Bradlees, Inc. (Bradlees) (CIK No. 887356), is a Massachusetts corporation located in Braintree, Massachusetts, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Bradlees is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 28, 2000, which reported a net loss of over $18 million for the prior thirteen weeks. On December 26, 2000, Bradlees and its subsidiaries filed a Chapter 11 bankruptcy petition in the U.S. Bankruptcy Court for the Southern District of New York, and the case is still pending. As of November 5, 2007, the company's common stock (symbol BLEEQ) was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Caldor Corp. (Caldor) (CIK No. 857954), is a dissolved Delaware corporation located in Norwalk, Connecticut, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Caldor is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 31, 1998, which reported a net loss of over $27 million for the prior thirteen weeks. On September 18, 1995, Caldor filed a Chapter 11 bankruptcy petition in the U.S. Bankruptcy Court for the Southern District of New York, and the case was dismissed on November 8, 2001. As of November 5, 2007, the company's common stock (symbol CLDRQ) was quoted on the Pink Sheets, had five market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c2-11(f)(3).

Homeplace of America, Inc. (Homeplace) (CIK No. 1115841), is a void Delaware corporation located in Myrtle Beach, South Carolina, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Homeplace is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended August 26, 2000, which reported a net loss of over $1.9 million for the prior thirteen weeks. On January 1, 2001, Homeplace filed a Chapter 11 bankruptcy petition in the U.S. Bankruptcy Court for the District of Delaware, and the case was closed on October 30, 2007. The company's common stock is not publicly quoted or traded.

Stuarts Department Stores, Inc. (Stuarts) (CIK No. 0744795), is a void Delaware corporation located in Franklin, Massachusetts, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Stuarts is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended October 28, 1995, which reported a net loss of over $17 million for the prior thirty-nine weeks. On May 16, 1995, Stuarts filed a Chapter 11 bankruptcy petition in the U.S. Bankruptcy Court for the District of Massachusetts, which was converted to Chapter 7, and the case was closed on July 26, 2006. As of November 5, 2007, the company's common stock (symbol SRTDQ) was quoted on the Pink Sheets, had two market makers, and was eligible for the piggyback exemption of Exchange Act Rule 15c-2-11(f)(3).

The four defaulting Respondents are each delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

As a result of the foregoing, the four defaulting Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT all classes of the registered securities of Respondents Bradlees, Inc., Caldor Corp., Homeplace of America, Inc., and Stuarts Department Stores, Inc., are revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

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James T. Kelly
Administrative Law Judge